

February 15, 2024

WeiQun Chen
Chief Financial Officer
Novagant Corp
Suite 2006, AIA Kowloon Tower, Landmark East
100 How Ming Street
KT, Hong Kong 999077

>   **Re: Novagant Corp**
>   **Form 10-K for the Fiscal Year Ended March 31, 2023**
>   **File No. 000-26675**

Dear WeiQun Chen:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Disclosure Review Program

cc: Longling Guo